Exhibit 99.1
CAPITALIZATION AND INDEBTEDNESS
     The following table presents our consolidated capitalization in accordance with Norwegian GAAP as of September 30, 2006 on an actual basis and on an as adjusted basis after giving effect to the planned issuance on October 26, 2006 of $1,000,000,000 of 5.125% Notes due 2011. It is important that you read this table together with, and it is qualified by reference to, our audited consolidated financial statements set forth in our Annual Report on Form 20-F.

	As of
	March 31, 2006
	Actual		As adjusted
	NOK	U.S.$	NOK	U.S.$
	(in millions)
	(unaudited)

Commercial debt (including current portion of bond debt)*	58,463.4	8,987.9	58,463.4	8,987.9

Long-term debt (excluding current portions)
Bonds	91,919.1	14,131.2	98,423.8	15,131.2
Subordinated debt	1,313.8	202.0	1,313.8	202.0

Total long-term debt*	93,232.9	14,333.2	99,737.6	15,333.2

Capital contribution securities	604.0	92.9	604.0	92.9

Shareholders’ equity
Share capital (nominal value NOK 10,500 per share shares authorized and outstanding 151,765)	1,593.5	245.0	1,593.5	245.0
Other equity	821.2	126.2	821.2	126.2
Share premium reserve	162.5	25.0	162.5	25.0
Net income for the period	182.2	28.0	182.2	28.0
Total shareholders’ equity	2,759.4	424.2	2,759.4	424.2

Total capitalization	155,059.7	23,838.1	161,564.4	24,838.1

*	All our debt is unsecured and unguaranteed.
For the convenience of the reader, U.S. dollar amounts above have been translated from Norwegian krone at the rate of NOK 6.5825 = U.S.$1.00, the noon middle rate of the Central Bank of Norway on March 31, 2006.